August 11, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE
GREAT PANTHER SILVER REPORTS SECOND QUARTER RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) announces the financial results for the Company’s quarter ended June 30, 2011. This is the first financial year where the Company has prepared its consolidated interim unaudited financial statements using International Financial Reporting Standards (“IFRS”). The full version of the financial statements and management’s discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com.

"Following the strong financial performance we delivered in the first quarter, it is unfortunate that the delays in shipments of concentrate from our Guanajuato operation have impacted our revenue in the second quarter. However, we believe that the agreements we now have in place to secure future sales will remedy the situation and that the backlog of concentrate will be sold over the balance of the year at potentially higher metal prices," said Robert Archer, President & CEO. “We have a strong balance sheet, our operations are more profitable than ever, and we are moving ahead with all of our expansion plans as previously outlined.”

		Change from		Change from
	Second	Second	Year to Date	Year to Date
Highlights	Quarter 2011	Quarter 2010	2011	2010

Revenue	$8.6 million	DOWN 8%	$24.1 million	UP 39%
Earnings from mining operations (1)	$4 million	UP 15%	$12.6 million	UP 111%
Net income	$2.5 million	DOWN 43%	$9.5 million	UP 78%
Earnings per share - basic	$0.02	DOWN 50%	$0.08	UP 60%
Earnings per share - diluted	$0.02	DOWN 50%	$0.07	UP 40%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	386,210	DOWN 6%	796,850	UP 4%
Silver equivalent produced (2)	562,944	DOWN 2%	1,170,169	UP 6%
Silver payable ounces	193,914	DOWN 48%	542,353	DOWN 22%
Total cash cost per silver ounce (3)	$11.84	UP 54%	$10.69	UP 47%
Average revenue per silver ounce sold	$36.21	UP 99%	$37.02	UP 104%

2011 SECOND QUARTER HIGHLIGHTS

  Closed equity offering for gross proceeds of $24.2 million on April 12, 2011.

  Cash and cash equivalents of $37.7 million at June 30, 2011.

  8% decrease in revenue to $8.6 million for the quarter ended June 30, 2011 from $9.3 million for the same period in 2010.

  39% increase in revenue to $24.0 million for the six months ended June 30, 2011 from $17.0 million for the same period in 2010.

  15% increase in gross profit (earnings from mining operations) to $4.0 million for the three months ended June 30, 2011 from $3.4 million for the same period in 2010.

  43% decrease in net income to $2.5 million for the quarter ended June 30, 2011 from $4.4 million for the same period in 2010, due to a one-time deferred income tax recovery of $3.1 million in 2010.

  25% increase in Adjusted EBITDA(3) to $3.1 million for the three months ended June 30, 2011 from $2.5 million for the three months ended June 30, 2010.

  2% decrease in overall metal production to 562,944 silver equivalent ounces (“Ag eq oz”) for the quarter ended June 30, 2011 from 574,740 for the same period in 2010.

  6% decrease in silver production from 410,583 for the quarter ended June 30, 2010 to 386,210 Ag oz for the quarter ended June 30, 2011.

  31% increase in gold production to 1,931 Au oz for the three months ended June 30, 2011 compared to 1,474 Au oz for the same period in 2010.

  3% increase in overall metal production at Topia for a quarterly record of 212,108 Ag Eq oz as compared to the same period in 2010.

  18% increase in silver production at Topia for a quarterly record of 143,774 Ag oz as compared to the same period in 2010.

  30% increase in plant throughput at both operations to 56,643 from 43,555 tonnes for the three months ended June 31, 2011 and 2010, respectively. Exploration drilling continues from surface at San Ignacio and from underground at Rayas and Guanajuatito in Guanajuato.

  54% increase in cash cost per silver ounce, net of by-products, for the second quarter of 2011 to US$11.84 from US$7.70 for the second quarter of 2010. Cash costs are higher due to the impact of higher metal prices and lower ore grades while site unit costs per tonne of ore processed remain unchanged.

  Joined the Russell Global Index and the Market Vectors Junior Gold Miners Index raising the Company profile with investment managers and institutional investors.

  On July 12, 2011, purchased the new Santa Rosa silver-gold project totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato, Mexico for US$1.5 million, increasing land holdings in Guanajuato by 136%.

(1)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

(3)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-IFRS Measures” section of management’s discussion and analysis for the three and six months ended June 30, 2011 for a reconciliation of standardized and adjusted EBITDA to the financial statements.

2011 OUTLOOK

As we reach the mid-point of our three-year growth strategy (2010 – 2012), production from both operations continues to grow, plant capacities have been increased to meet the anticipated demand, mineral resources are being updated and increased, and exploration drilling is being increased.

The new NI 43-101 Mineral Resource estimates for San Ignacio and Guanajuatito are being prepared for release later this year while the resources for other areas of Guanajuato will be updated as new drilling data is interpreted. The anticipated development of the San Ignacio Property combined with the improved mineral resources at Guanajuato and Topia support ongoing growth and increased throughput. Operating efficiencies will allow for further increases such that production upside will remain at both mines. The recent drop in ore grades at both operations is being addressed as the cost per ounce at both mines is sensitive to grade. The 2012 mine plans will be confirmed once the drill results for the current programs have been interpreted, and mineral resources are updated.

In response to delays in shipments of concentrate from our Guanajuato mine stemming from technical reasons with our metal trader’s smelter, we have been working directly with the trader and other concentrate purchasers in order to sell the balance. Consequently, we have reached a new agreement, with another mine operator in Mexico, whereby they will start processing Guanajuato concentrates on a monthly basis. We expect that this new arrangement, together with the existing contract, will allow us to sell the concentrate inventory on hand at Guanajuato through the balance of 2011.

Teleconference to Review Second Quarter 2011 Financial Results

The Company will hold a conference call to discuss the financial results tomorrow, August 12, at 7:00 AM Pacific Time, 10:00 AM Eastern Time. Hosting the call will be Mr. Robert Archer, President and Chief Executive Officer and Mr. Martin Carsky, Executive Vice President and Chief Financial Officer.

We welcome interested shareholders, analysts, investors and media to join us in the live conference call by dialing just prior to the starting time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 377042

A replay of the teleconference call will be available until August 26, 2011 by dialing the numbers above. In addition, the call will be archived in the Company's website.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange, trading under the symbol GPR and on the NYSE Amex, trading under the symbol GPL. The Company’s current activities are focused on the mining of precious and base metals from its two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver’s Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The Company’s financial statements are now reported under IFRS and the 2010 comparative results have been restated to IFRS in the current period financial statements. Refer to Note 2 in the June 30, 2011 consolidated interim unaudited financial statements for a detailed description of our accounting policies under IFRS and Note 14 for disclosures and reconciliation of the impact of IFRS on previously reported results.

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Canadian Dollars, except shares data)
June 30, 2011 and December 31, 2010 (Unaudited)

	June 30,	December 31,
	2011	2010

		(Note 14)
Assets

Current assets:
Cash and cash equivalents	$36,760	$13,967
Restricted cash	106	151
Investments	97	200
Trade and other receivables	11,390	9,635
Income taxes recoverable	260	239
Inventories	6,443	2,615
Prepaid expenses, deposits and advances	2,091	1,240
	57,147	28,047
Non-current assets:
Mineral properties, plant and equipment	34,347	27,277
Intangible assets	444	127
	34,791	27,404

	$91,938	$55,451

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables, including derivatives	$4,811	$4,758
Capital lease obligations	261	369
Promissory notes	-	373
Convertible loan notes	-	3,716
Current tax liability	128	19
	5,200	9,235
Non-current liabilities:
Capital lease obligations	12	128
Promissory notes	-	77
Reclamation and remediation provision	1,905	1,955
	1,917	2,160
Shareholders’ equity:
Share capital	116,303	83,470
Reserves	6,029	7,607
Deficit	(37,511)	(47,021)
	84,821	44,056

Nature of operations
Commitments and contingencies
Subsequent events

	$91,938	$55,451

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in Thousands of Canadian Dollars, except shares data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Revenue	$8,560	$9,317	$24,020	$17,232
Cost of sales:
Cost of sales	4,193	5,029	10,024	9,434
Amortization and depletion of mineral properties, plant and equipment	416	863	1,432	1,857
	4,609	5,892	11,456	11,291

Gross profit	3,951	3,425	12,564	5,941

General and administrative expenses	1,575	1,282	3,371	2,619

Income (expenses):
Interest income	107	22	161	43
Finance costs	(24)	(273)	(291)	(522)
Foreign exchange gain (loss)	176	(571)	645	403
Other income (expense)	9	(1)	24	(1)
	268	(823)	539	(77)

Income before income taxes	2,644	1,320	9,732	3,245

Income tax recovery (expense):
Current income tax recovery (expense)	(143)	(75)	(222)	(98)
Deferred income tax recovery	-	3,123	-	2,198
	(143)	3,048	(222)	2,100
Income for the period	2,501	4,368	9,510	5,345

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(798)	352	(498)	(3,653)
Net change in fair value of available-for-sale financial assets	(28)	(109)	(106)	(107)
	(826)	243	(604)	(3,760)

Comprehensive income for the period	$1,675	$4,611	$8,906	$1,585

Earnings per share
Basic	$0.02	$0.04	$0.08	$0.05
Diluted	$0.02	$0.04	$0.07	$0.05

Weighted average number of common shares

Basic	130,940,892	113,587,389	126,539,533	113,332,904
Diluted	136,311,428	115,635,935	132,788,357	115,590,435

GREAT PANTHER SILVER LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Canadian Dollars, except share data)
For the three and six months ended June 30, 2011 and 2010 (Unaudited)

	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
Cash flows provided by (used in) operating activities:
Income for the period	$2,501	$4,368	$9,510	$5,345
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	448	877	1,490	1,882
Foreign exchange (gains) losses	103	84	95	112
Deferred tax liability	-	(3,123)	-	(2,197)
Accretion on reclamation and remediation provision	13	13	23	23
Share-based payments	-	16	-	16
Interest accretion on convertible loan notes	-	229	239	444
Loss (gain) on disposal of capital assets	-	1	-	1
Shares received for mineral property and capital expenditures	-	(23)	-	(23)
	3,065	2,442	11,357	5,603
Changes in non-cash operating working capital:
Trade and other receivables	2,768	2,770	(1,755)	(1,549)
Income taxes recoverable	(3)	148	(21)	123
Inventories	(3,096)	51	(3,871)	(811)
Prepaid expenses, deposits and advances	123	(136)	(875)	(265)
Trade and other payables, including derivatives	(748)	211	(31)	530
Current tax liability	60	52	109	57
Net cash provided by operating activities	2,169	5,538	4,913	3,688

Cash flows used in investing activities:
Intangible assets	(298)	(21)	(343)	(22)
Mineral properties and capital expenditures	(4,740)	(3,538)	(8,994)	(6,243)
Restricted cash	(9)	-	45	-
Net cash used in investing activities	(5,047)	(3,559)	(9,292)	(6,265)

Cash flows from financing activities:
Repayment of capital lease obligations	(74)	(261)	(210)	(447)
Repayment of promissory notes	(355)	(102)	(448)	(122)
Repayment of convertible loan notes	-	(81)	(61)	(162)
Proceeds from exercise of options	522	145	1,914	526
Proceeds from exercise of warrants	1,971	-	3,552	473
Issuance of shares for cash, net of issue costs	22,500	-	22,500	(32)
Net cash provided by (used in) financing activities	24,564	(299)	27,247	236
Effect of exchange rate changes on cash and cash equivalents	(92)	(47)	(75)	(88)
Increase (decrease) in cash and cash equivalents	21,594	1,633	22,793	(2,429)

Cash and cash equivalents, beginning of period	15,166	9,250	13,967	13,312

Cash and cash equivalent, end of period	$36,760	$10,883	$36,760	$10,883